[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 7, 2019

Raymond Be Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	XAI Octagon Floating Rate & Alternative Income Term Trust

(File Nos. 333-227640 and 811-23247)

Dear Mr. Be:

Thank you for your telephonic comments regarding pre-effective amendment #1 to the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”) on January 23, 2019. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement.

Comment 1:	With respect to the Trust’s purchase of securities of CLOs managed by Octagon Credit Investors, LLC (“Octagon”) in secondary market transactions, please:

(i)	confirm supplementally that the Trust has adopted policies and procedures providing for approval of such investments in Octagon managed CLOs by the Board of Trustees of the Trust;

(ii)	confirm supplementally whether the Sub-Adviser will receive duplicative fees with respect to such investments, and if so, add disclosure regarding such fees; and

(iii)

provide supplementally an analyzing of why purchasing securities of Octagon managed CLOs in secondary market transactions is consistent with Section 17 of the Investment Company Act of 1940 (the “(1940 Act”).

Response 1:	While the Trust believes that purchasing securities of Octagon-managed CLOs in secondary market transactions in accordance with appropriate policies and procedures adopted by Octagon and the Trust is permitted under Section 17 of the 1940 Act, the Trust does not currently invest in any such CLO securities and has no present intention to invest in such CLO securities. Therefore, the Trust has removed disclosure regarding the purchase of securities of Octagon-managed CLOs. If the Trust were to determine to make any such purchases in the future, the Trust would provide the Staff with responses to the comments set forth above before making any such purchases.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy